[Letterhead of Sutherland Asbill & Brennan LLP]

September 19, 2011

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          GSV Capital Corp.
Amendment No. 1 to Registration Statement on Form N-2, filed on August 24, 2011
File No. 333-175655

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 12, 2011, with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-175655), filed with the Commission on August 24, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comment is set forth below and is followed by the Company’s response.

1.           We note your response to Comment No. 8 issued by the Staff in a letter dated August 18, 2011.  Please provide a more fulsome discussion of the basis for the accounting treatment that the Company elected to undertake with respect to “other expenses such as due diligence expenses of potential new investments.”

The Company advises the Staff on a supplemental basis that its due diligence and transaction costs associated with a specific portfolio investment (e.g. legal, escrow and finders fees) will either be capitalized into the cost of the investment, as of the time the investment closes, or expensed at the time a prospective investment is abandoned. Travel-related expense are expensed by the Company. The Company believes the foregoing approach is consistent with the approach set forth in the Financial Accounting Standards Board’s ASC 946-320-40-1, which generally indicates that the cost of investment securities should include commissions and other charges that are part of a securities purchase transaction.

Dominic Minore, Esq.
September 19, 2011

Escrow costs are incurred when the Company purchases portfolio companies on a secondary market.  The transactions done in this manner are typically subject to right of first refusal (“ROFR”) from the underlying portfolio company.  The Company is required to fund the purchase to an escrow agent during this ROFR phase.  The escrow agent charges a fee for their services to both the buyer and the seller of the portfolio company.  That fee is deemed to be “other charges” on a security transaction and is capitalized into the cost of an investment (or deducted from the proceeds in the case of a sale). In the event that the portfolio company exercises its ROFR, the fees are not refundable and would be expensed as abandoned deal costs.

                The Company may on occasion pay a finder’s fee to an agent to locate willing buyers or sellers of portfolio companies. The Company believes that they are analogous to commissions in the public markets.

Legal fees incurred on specific transactions to purchase or sell portfolio companies may include drafting and negotiation of purchase/sale agreements, research to determine valid ownership of a portfolio company or other related legal costs.  The costs that are attributable to a specific transaction are capitalized to that transaction (i.e., added to the cost of a purchase or deducted from the proceeds of a sale) if the deal is executed, or are expensed as abandoned deal costs if the deal fails to close.  All other legal fees paid by the Company are expensed.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:          Michael T. Moe / GSV Capital Corp.
John Mahon / Sutherland Asbill & Brennan LLP